                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7,
                1996)

                For the fiscal year ended December 31, 2002

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from _______ to _______

                           Commission File No. 1-14365


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         El Paso Corporation Retirement Savings Plan (herein referred to as the "Plan")

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         El Paso Corporation (herein referred to as the "Company") 1001 Louisiana Street
         Houston, Texas 77002

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                   ----------

                            FINANCIAL STATEMENTS AND
                           SUPPLEMENTAL SCHEDULES WITH
                              REPORT OF INDEPENDENT
                                    AUDITORS

                           DECEMBER 31, 2002 AND 2001

                              EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                       WITH REPORT OF INDEPENDENT AUDITORS

                                      INDEX

                                                                                                Page
                                                                                                ----
Report of Independent Auditors .......................................................             2

Financial Statements:
     Statement of Net Assets Available for Plan Benefits
         as of December 31, 2002 and 2001 ............................................             3

     Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended December 31, 2002 ........................................             4

     Notes to Financial Statements ...................................................             5

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2002 .....................................................            16

     Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended
         December 31, 2002 ...........................................................            18

Consent of Independent Accountants ...................................................            19

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
El Paso Corporation:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the El Paso Corporation Retirement Savings Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 27, 2003

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                ( IN THOUSANDS )

                                                                                 December 31,
                                                                         ------------------------------
                                                                            2002               2001
                                                                         -----------        -----------
ASSETS
         Investments (cost, $1,267,083 and
             $1,431,138 respectively)                                    $   579,074        $ 1,087,276
         Receivables
             Interest                                                             84                140
             Dividends                                                         3,633              2,910
             Participant contributions                                         2,049              2,179
             Employer contributions                                            1,166              1,236
                                                                         -----------        -----------
                Total receivables                                              6,932              6,465
                                                                         -----------        -----------
             Total assets                                                    586,006          1,093,741
                                                                         -----------        -----------

LIABILITIES
         Accrued expenses                                                        210                 48
         Amounts due to others                                                 1,392                411
                                                                         -----------        -----------
             Total liabilities                                                 1,602                459
                                                                         -----------        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                   $   584,404        $ 1,093,282
                                                                         ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                ( IN THOUSANDS )

                                                               FOR THE
                                                              YEAR ENDED
                                                          DECEMBER 31, 2002
                                                          -----------------
ADDITIONS
    Dividends                                             $          14,691
    Interest                                                         14,839
    Net depreciation in fair value of
       investments                                                 (563,127)
                                                          -----------------
        Net investment loss                                        (533,597)

    Contributions
      Employer                                                       33,337
      Participants                                                   67,040
                                                          -----------------
        Total contributions                                         100,377

    Trustee transfers                                                     7
                                                          -----------------
         Total additions                                           (433,213)

DEDUCTIONS
    Benefits paid to participants                                    73,698
    Administrative fees                                               1,967
                                                          -----------------
         Total deductions                                            75,665
                                                          -----------------
    Net decrease                                                   (508,878)

    Net assets available for Plan benefits
      Beginning of period                                         1,093,282
                                                          -----------------

      End of period                                       $         584,404
                                                          =================

   The accompanying notes are an integral part of these financial statements.

                              EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the El Paso Corporation Retirement Savings Plan (the "Plan") provides general information about the Plan's provisions in effect for the plan year ended December 31, 2002. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering eligible employees of El Paso Corporation (the "Company") and its participating employers, except leased employees, certain nonresident aliens, certain foreign nationals, and members of any unit covered by a collective bargaining agreement. The Committee for the Pension Plan, Retirement Savings Plan and Employees' Benefit Trust (the "Committee") is responsible for the general administration of the Plan as described in the Plan document. Deutsche Bank Trust Company Americas, formerly Bankers Trust Company ("Deutsche Bank") is the trustee for the Plan. Hewitt Associates is the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Contributions

     A participant may elect to make basic contributions from 2 percent to 15 percent of his or her eligible compensation on a before-tax or after-tax basis. The Company will make matching contributions in the same manner as that of participant contributions, equal to 75 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a matching Company contribution, he or she may make after-tax supplemental contributions to the Plan from 1 percent to 5 percent of his or her eligible compensation. A participant may also elect to have the amount of available cash under the Company's FlexPlan transferred to the Plan as a flex contribution or may make an approved rollover contribution of a distribution received or direct transfer from another qualified retirement plan. There are certain legal limitations, as provided by the Plan, applicable to contributions to the Plan. Federal income taxes on before-tax contributions, company matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan by participants.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching contributions, and the participant's share of net earnings or losses of his or her respective elected investment funds under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant account balances in that fund.

                              EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

1.   DESCRIPTION OF PLAN (Continued)

     Vesting

     A participant's interest in the balance credited to his or her account is fully vested at all times.

     Payment of Benefits

     Upon separation from service with the Company, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum or installment distribution equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance does not exceed $5,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may also be available, as provided by the Plan.

     Participant Loans

     To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an "IRA Rollover Account" under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant's account, excluding any IRA Rollover Account balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance(s) during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is 1 percent above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from 1 to 5 years. When a participant terminates employment with the Company, the unpaid balance of the participant's loan(s) will be deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.   DESCRIPTION OF PLAN (Continued)

     Investment Options

     With exceptions as described below, a participant could direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds during 2002. The diversification of securities within each investment fund is at the discretion of the fund manager. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

              1) Income Fund - invested primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that a reduction in principal will not occur due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of bonds that underlie the contract. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To reduce the risk of the fund, most of the investment contracts are backed by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Income Fund. PRIMCO Capital Management, Inc. manages the Income Fund.

              2) Company Stock Fund - invested primarily in common stock of the Company (NYSE:EP). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account.

              3) Equity Index Fund - invested primarily in an index fund designed to match the performance of the Standard and Poor's (S&P) Index by investing in stock of most of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Daily Equity Index Fund T managed by Barclays Global Investors.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

1.   DESCRIPTION OF PLAN (Continued)

     Investment Options (Continued)

              4) International Equity Fund - invested primarily in the publicly traded mutual fund known as the Templeton Foreign Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

              5) Large Capitalization Equity Fund - invested primarily in the publicly traded mutual fund known as the Fidelity Magellan Fund managed by Fidelity Management & Research Company.

              6) Mid Capitalization Equity Fund - invested primarily in the publicly traded mutual fund known as the American Funds Growth Fund (Class
     A) managed by Capital Research and Management Company.

              7) Small Capitalization Equity Fund - invested primarily in the publicly traded mutual fund known as the AIM Small Cap Growth Fund "A" managed by AIM Capital Management.

              8) Asset Allocation Fund - invested primarily in the publicly traded mutual fund known as the Dodge & Cox Balanced Fund managed by Dodge & Cox.

              9) Large Capitalization Value Fund - invested primarily in the publicly traded mutual fund known as the Dodge & Cox Large Cap Value Fund managed by Dodge & Cox.

              10) Loan Fund - invested individually for each borrowing participant in any loans to the participant.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Basis

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the reported changes in net assets available for plan benefits during the reporting period and disclosures related to the Plan. Actual results could differ from those estimates.

     Valuation of Investments

     For the Plan years ending December 31, 2002 and 2001, the Plan's investment contracts with financial institutions and insurance companies are reported at contract value which approximates estimated fair value. On December 31, 2002 and 2001, the average yield for these investment contracts was 5.46 percent and 6.12 percent, respectively, while the average crediting interest rate was 5.19 percent and 5.88 percent, respectively. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. Estimated fair value for investment contracts is based on discounted cash flows using current market rates for similar investments with similar terms. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Amounts Due To/From Others

     Amounts due to/from others reflect the net unsettled securities bought and sold at year end.

     Investment Income

     Dividend and interest income from investments is recorded as earned on an accrual basis and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities and funds invested in commingled equity or mutual funds.

     Expenses

     Administrative expenses include participant recordkeeping and custodial fees, and certain professional fees incurred and paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

     Net Depreciation in Fair Value of Investments

     The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

     Since November 2002, El Paso has undergone a series of downgrades of its credit ratings. The Company's senior unsecured debt is rated a "B" by Standard and Poor's Rating Services as of February 7, 2003 and "Caa1" by Moody's Investor Service as of February 11, 2003. We do not believe these downgrades will impact the Company's ability to perform its obligations as Plan Sponsor.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.   INVESTMENTS

Investments representing 5 percent or more of the Plan's net assets are separately identified as follows:

                                                                  December 31,
                                                           ---------------------------
                                                                  (In thousands)
                                                              2002              2001
                                                           ---------         ---------
El Paso Corporation common stock,
    17,235,920 and 13,586,383 shares, respectively         $ 119,962         $ 606,088

Barclays Equity Index Fund, 1,719,043 and
    2,015,202 shares, respectively                            43,647            65,615

Fidelity Magellan Fund, 501,229 and 542,219
    shares, respectively                                      39,577            56,510

American Growth Fund, 1,573,867 and 0
    shares, respectively                                      29,069                --

Dodge & Cox Balanced Fund, 521,156 and 0
    shares, respectively                                      31,660                --

JPMorgan Chase Bank - #401728-TH, *
    29,609798 and 27,601,885 shares, respectively             29,610            27,602**

Monument Life Insurance Company - #436TR, *
    29,585,912 and 0 shares, respectively                     29,586                --

*  Non-participant directed investment
** JPMorgan Chase shares denoted less than 5% of Plan assets in 2001


During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $563 million as follows:

                                                               (In thousands)
Company Stock Fund                                               $ (513,575)
Mid Capitalization Equity Fund                                      (11,215)
Equity Index Fund                                                   (14,154)
Large Capitalization Equity Fund                                    (14,026)
Asset Allocation Fund                                                (3,943)
International Equity Fund                                            (2,151)
Income Fund                                                             287
Large Capitalization Value Fund                                      (1,290)
Small Capitalization Equity Fund                                     (3,060)
                                                                 ----------
     Net depreciation in fair value of investments               $ (563,127)
                                                                 ==========

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

4.   CONCENTRATION OF CREDIT RISK

     The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Income Fund held approximately 43 percent and 20 percent of the invested assets of the Plan at December 31, 2002, and 2001, respectively. The Company Stock Fund held approximately 22 percent and 57 percent of the invested assets of the Plan at December 31, 2002, and 2001, respectively. The Company believes that it offers sufficient investment options to allow participants to avoid any significant concentration of credit risk, although the ultimate control of investment diversification is up to the individual participant.

5.   RELATED PARTY TRANSACTIONS

     During the year ended December 31, 2002, approximately $291 million of Plan assets were invested with Deutsche Bank in the BT Pyramid Directed Account Cash Fund. During 2002, approximately 40 percent and 35 percent of the Plan's purchase and sale transactions, respectively, were related to these assets.

6.   TAX STATUS

     The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on July 2, 1998, stating that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   AMENDMENTS AND FILINGS

     Effective January 1, 2002, the Plan was amended to conform to the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

     Effective January 1, 2002, the Plan was amended to allow for the before-tax or after-tax basic contribution limit to increase from 10 percent to 15 percent of eligible compensation. The after-tax supplemental contribution limit remains unchanged.

     On February 28, 2002, the Company filed with the IRS, Form 5300, Application for Determination for Employee Benefit Plan, and related documents on the amended Plan.

     Effective May 1, 2002, the Plan was amended to allow for Company matching contributions to initially be invested in the same manner as that of participant contributions. In addition, the Plan was amended to replace the INVESCO Total Return Fund with the Dodge & Cox Balanced Fund, the Putnam New Opportunities Fund with the American Funds Growth Fund of America Fund "A", the State Street Global Advisors (SSgA) Small Cap Fund with the AIM Small Cap Growth Fund "A" and add the Dodge & Cox Large Cap Value Fund as a large cap value fund option.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

8.   PLAN TERMINATION

     The Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan's assets would be distributed to the participants, as directed by the Committee in accordance with the Plan and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

9.   SUBSEQUENT EVENTS

     Effective March 1, 2003, the Plan was amended to suspend Company matching contributions. On May 14, 2003, the Company announced its intention to reinstate effective July 1, 2003 the Company's matching contribution in an amount equal to 50 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation.

     Effective May 1, 2003, the Plan was amended to allow for before-tax basic contributions in whole percentages from 2 percent to 25 percent of eligible compensation. The after-tax basic contribution limit remains unchanged at 15 percent and the supplemental after-tax contribution limit remains unchanged at 5 percent.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

10.  RECONCILIATION WITH FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

                                                           December 31,
                                                  ------------------------------
                                                          (In thousands)
                                                      2002               2001
                                                  -----------        -----------
Net assets available for Plan benefits
   per the financial statements                   $   584,404        $ 1,093,282
less:  final distributions and participant
       withdrawals that have been
       processed and approved but
       not paid by the Plan                               454                333
                                                  -----------        -----------
Net assets available for Plan benefits
   per the Form 5500                              $   583,950        $ 1,092,949
                                                  ===========        ===========

     The following is a reconciliation of the change in net assets available for Plan benefits per the financial statements to Form 5500:

                                                       For the year ended
                                                        December 31, 2002
                                                       ------------------
                                                          (In thousands)
Net decrease in net assets
   available for Plan benefits per the
   financial statements                                 $        (508,878)
add: change in distributions and
     participant withdrawals that
     have been processed and approved
     but not paid by the Plan                                        (121)
                                                        -----------------
Net decrease in net assets
   available for Plan benefits per
   the Form 5500                                        $        (508,999)
                                                        =================

     Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles, and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

                             SUPPLEMENTAL SCHEDULES

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN
                            EIN: 76-0568816 PLAN: 002
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                  NUMBER OF
                                                                    SHARES
                                                                  (UNITS) OR
                                                                   PRINCIPAL
             IDENTITY OF ISSUER, BORROWER, OR                      AMOUNT OF
                    SIMILAR PARTY, AND                             BONDS AND                                      CURRENT
                DESCRIPTION OF INVESTMENT                            NOTES                   COST                  VALUE
----------------------------------------------------------       ---------------        ---------------        ---------------
COMPANY STOCK FUND
     El Paso Corporation common stock*                                17,235,920        $   798,667,677        $   119,962,003
     Short-term securities
         Bankers Trust Company*
            BT Pyramid Directed Account Cash Fund                      5,303,092              5,303,092              5,303,092
                                                                                        ---------------        ---------------
                    Total investments - Company Stock Fund                                  803,970,769            125,265,095
                                                                                        ---------------        ---------------

INCOME FUND
     Deposits with financial institutions
         Bank of America NT & SA
            # 99-056, 6.81%, matures 09/15/04                         13,812,195             13,812,195             13,812,195
         Bank of America
            # 99-094, 5.79%, matures 09/15/04                         20,816,014             20,816,014             20,816,014
         Caisse Des Depots
            # 163-03                                                   5,005,172              5,005,172              5,005,172
         Chase Manhattan Bank
            #  401728, 6.18%, matures 12/30/03                         9,427,488              9,427,488              9,427,488
         CDC Investment Management Corporation
            #  1163-01, 5.10%, matures 06/30/05                       20,825,865             20,825,865             20,825,865
         JPMorgan Chase Bank
            # 401728-TH, 6.70%, matures 12/31/10                      29,609,798             29,609,798             29,609,798
         Rabobank Nederland
            # 100201, 2.44%, matures 11/01/07                         12,542,247             12,542,247             12,542,247
         State Street Bank & Trust
            # 98263, 4.58%, matures 05/16/05                          17,133,730             17,133,730             17,133,730
                                                                                        ---------------        ---------------
                Total deposits with financial institutions                                  129,172,509            129,172,509
                                                                                        ---------------        ---------------

     Deposits with insurance companies
         AETNA Life Insurance
            # 14683, 5.80%, matures 03/01/05                           9,768,772              9,768,772              9,768,772
         Business Men's Assurance
            # 1336, 5.75%, matures 11/17/03                            3,777,198              3,777,198              3,777,198
         Continental Assurance Company
            #  630-05647, 6.57%, matures 09/01/03                      4,332,934              4,332,934              4,332,934
         GE Life & Annuity Assurance Co
            #  GS-3410, 7.47%, matures 04/30/02                               --                     --                     --
         Jackson National Life
            #  1362, 7.55%, matures 07/21/03                           3,584,747              3,584,747              3,584,747
         John Hancock Mutual Life Insurance Company
            #  14937, 7.3%, matures 06/02/05                           1,816,319              1,816,319              1,816,319
            #  7436, 6.26%, matures 05/1/04                           15,305,869             15,305,869             15,305,869
            #  8836, 6.20%, matures 02/01/02                                  --                     --                     --
         Metropolitan Life
            #  28191, 4.99%, matures 07/26/04                          2,157,457              2,157,457              2,157,457
            #  28594, 4.85%, matures 04/26/05                          2,581,087              2,581,087              2,581,087
         Monumental Life Insurance Company
            #  0074TR, 7.20%, matures 04/10/07                        11,761,700             11,761,700             11,761,700
            #  436TR, 4.13%, matures 03/15/10                         29,585,912             29,585,912             29,585,912
         New York Life Insurance Company
            #  06749, 5.70%, matures 03/20/03                            183,062                183,062                183,062
            #  06749-003, 5.75%, matures 06/30/98                        406,414                406,414                406,414
            #  30667, 6.78%, matures 01/31/02                          2,512,825              2,512,825              2,512,825

* parties in interest

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN
                            EIN: 76-0568816 PLAN: 002
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                  NUMBER OF
                                                                    SHARES
                                                                  (UNITS) OR
                                                                   PRINCIPAL
             IDENTITY OF ISSUER, BORROWER, OR                      AMOUNT OF
                    SIMILAR PARTY, AND                             BONDS AND                                      CURRENT
                DESCRIPTION OF INVESTMENT                            NOTES                   COST                  VALUE
----------------------------------------------------------       ---------------        ---------------        ---------------
INCOME FUND (continued)
     Deposits with insurance companies (continued)
         SunAmerica Life Insurance Company
            #  4891, 8.36%, matures 01/02/04                           1,299,018              1,299,018              1,299,018
         UBS AG
            #  5091, 4.82%, matures 03/05/10                          23,890,899             23,890,899             23,890,899
         UBS AG
            #  5051, 6.39%, matures 03/16/02                           5,544,820              5,544,820              5,544,820
                                                                                        ---------------        ---------------
                   Total deposits with insurance companies                                  118,509,033            118,509,033
                                                                                        ---------------        ---------------

     Short-term securities
         Bankers Trust Company
           BT Pyramid Directed Account Cash Fund                         244,990                244,990                244,990
                                                                                        ---------------        ---------------
                           Total investments - Income Fund                                  247,926,532            247,926,532
                                                                                        ---------------        ---------------
LOAN FUND

     Participant Loans, 7% to 12.5%                                   24,287,932                     --             24,287,932
                                                                                        ---------------        ---------------
                             Total investments - Loan Fund                                           --             24,287,932
                                                                                        ---------------        ---------------
EQUITY INDEX FUND

     Barclays Equity Index Fund                                        1,719,043             49,418,768             43,646,510
                                                                                        ---------------        ---------------
                     Total investments - Equity Index Fund                                   49,418,768             43,646,510
                                                                                        ---------------        ---------------
LARGE CAPITALIZATION VALUE FUND

     Dodge & Cox Large Cap Value Fund                                    111,826             10,682,682              9,846,278
                                                                                        ---------------        ---------------
                  Total investments - Large Cap Value Fund                                   10,682,682              9,846,278
                                                                                        ---------------        ---------------
INTERNATIONAL EQUITY FUND

     Templeton Foreign Fund-Internat'l Growth Portfolio Mutual
     Fund                                                              1,923,442             18,551,778             15,983,805
                                                                                        ---------------        ---------------
                   Total investments - International Equity Fund                             18,551,778             15,983,805
                                                                                        ---------------        ---------------
LARGE CAPITALIZATION EQUITY FUND

     Fidelity Magellan Portfolio Mutual Fund                             501,229             56,452,708             39,577,014
                                                                                        ---------------        ---------------
                       Total investments - Large Cap Equity Fund                             56,452,708             39,577,014
                                                                                        ---------------        ---------------
MID CAPITALIZATION EQUITY FUND

     American Growth Fund 'A'                                          1,573,867             34,153,335             29,069,319
                                                                                        ---------------        ---------------
                   Total investments - Mid Cap Equity Fund                                   34,153,335             29,069,319
                                                                                        ---------------        ---------------
SMALL CAPITALIZATION EQUITY FUND

     AIM Small Cap Growth Fund - Portfolio Mutual Fund                   639,114             11,897,730             11,810,835
                                                                                        ---------------        ---------------
                 Total investments - Small Cap Equity Fund                                   11,897,730             11,810,835
                                                                                        ---------------        ---------------
ASSET ALLOCATION FUND

     Dodge & Cox Balanced Fund                                           521,156             34,028,594             31,660,205
                                                                                        ---------------        ---------------
                 Total investments - Asset Allocation Fund                                   34,028,594             31,660,205
                                                                                        ---------------        ---------------
            Total Assets Held at End of Year                                            $ 1,267,082,896        $   579,073,525
                                                                                        ===============        ===============

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN
                            EIN: 76-0568816 PLAN: 002
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                           Number of
                                         transactions                                               Cost of
                                      ---------------------       Purchase         Selling         securities          Net
     Security description             Purchases     Sales          price           proceeds           sold             loss
----------------------------------    ---------    --------    --------------   --------------   --------------   --------------
Pyramid Directed Account Cash Fund          250         255    $  291,423,837   $  312,950,324   $  312,950,324   $           --

El Paso Corporation Common Stock            125         129       134,074,289       94,075,978      270,390,035   $ (176,314,057)

Putnam New Opportunities Fund                38          45         6,080,501       49,891,860       78,930,947   $  (29,039,087)

Growth Fund America Inc.                     57         115        45,949,886       10,397,145       27,050,583   $  (16,653,438)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                  El Paso Corporation
                                  Retirement Savings Plan

                                  By /s/ Dwight Scott
                                     -----------------------------------------
                                                  Dwight Scott
                                         Executive Vice President and Chief
                                     Financial Officer of El Paso Corporation,
                                      and Committee of the El Paso Corporation
                                             Retirement Savings Plan

Date:  June 27, 2003

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                        Description
-----------            -------------------------------------

   23.l                Consent of PricewaterhouseCoopers LLP

   99.A Certification of Chief Executive Officer pursuant to 18 U.S.C. sec. 1350 as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act of 2002. A signed original of this written statement required by sec. 906 has been provided to El Paso Corporation and will be retained by El Paso Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

   99.B Certification of Chief Financial Officer pursuant to 18 U.S.C. sec. 1350 as adopted pursuant to sec. 906 of the Sarbanes-Oxley Act of 2002. A signed original of this written statement required by sec. 906 has been provided to El Paso Corporation and furnished to the Securities and Exchange Commission or its staff upon request.